[CHOATE HALL & STEWART LLP LOGO]

November 27, 2006

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0309
Attn.: Mark P. Shuman, Branch Chief—Legal

RE:	BIO-key International, Inc. Registration Statement on Form SB-2/A Filed on October 24, 2006 (File No. 333-137240)
Post-Effective Amendment No. 4 to Registration Statement on Form SB-2 Filed on November 6, 2006 (File No. 333-120104)
Post-Effective Amendment No. 6 to Registration Statement on Form SB-2 Filed on November 6, 2006 (File No. 333-115037)

Ladies and Gentlemen:

        On behalf of our client, BIO-key International, Inc. (the "Company"), we are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated November 16, 2006 (the "Comment Letter") to Mr. Michael W. DePasquale, Chief Executive Officer of the Company, with respect to the Company's (i) Registration Statement on Form SB-2/A (File No. 333-137240), which was filed with the Commission on October 24, 2006 (the "August 2006 Registration Statement"), (ii) Post-Effective Amendment No. 4 to Registration Statement on Form SB-2 (File No. 333-120104), which was filed with the Commission on November 6, 2006 (the "September 2004 Registration Statement"), and (iii) Post-Effective Amendment No. 6 to Registration Statement on Form SB-2 (File No. 333-115037), which was filed with the Commission on November 6, 2006 (the "March 2004 Registration Statement").

        The responses and supplementary information set forth below have been organized in the same manner in which the Staff's comments were organized in the Comment Letter. For ease of reference, the Staff's comments are set forth below in bold, followed by the

Two International Place  --  Boston, MA 02110  --  t 617-248-5000  --  f 617-248-4000  --  choate.com

Securities and Exchange Commission
November 27, 2006

Company's responses. Filed herewith via EDGAR is (i) Pre-Effective Amendment No. 2 to the August 2006 Registration Statement, (ii) Post-Effective Amendment No. 5 to the September 2004 Registration Statement and (iii) Post-Effective Amendment No. 7 to the March 2004 Registration Statement.

Form SB-2

General

  1.
  Upon re-filing your registration statement, please update your financial statements pursuant to Item 310(g) of Regulation S-B.

        Pursuant to Item 310(g) of Regulation S-B, the Company has updated its financial statements included in the Pre-Effective Amendment No. 2 to the August 2006 Registration Statement, Post-Effective Amendment No. 5 to the September 2004 Registration Statement and Post-Effective Amendment No. 7 to the March 2004 Registration Statement in accordance with the Staff's comment.

Selling Security Holders, page 86

  2.
  We note that the selling security holder table discloses that Laurus Master Fund beneficially owns 4,807,001 shares of common stock prior to the offering. However, we also note that the selling security holder table in your Post-Effective Amendment No. 4 to Form SB-2, File No. 333-120104, discloses that Laurus Master Fund beneficially owns 5,405,834 shares of common stock. Please revise your filings to reconcile your disclosure or advise of the basis for your belief that the number of shares beneficially owned should not be consistent. Also, revise your selling security holder table to disclose the number of shares that are being simultaneously offered by Laurus Master Fund pursuant to the post-effective amendment referenced above. Corresponding disclosure should be made in the selling security holder table of your post-effective amendment to reflect the number of shares that are also being sold pursuant to BIO-key's Form SB-2. Further, please revise your filings to include similar revisions for all other selling security holders that are common to the Form SB-2 and the post-effective amendment referenced above.

        In accordance with the Staff's comment, the Company has revised the selling security holder tables included in the Pre-Effective Amendment No. 2 to the August 2006 Registration Statement, Post-Effective Amendment No. 5 to the September 2004 Registration Statement and Post-Effective Amendment No. 7 to the March 2004 Registration Statement to reconcile the beneficial ownership information included therein and to provide the additional disclosure requested by the Staff.

Securities and Exchange Commission
November 27, 2006

* * * *

The Company hereby acknowledges that:

  •
  Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 248-4028 or Charles J. Johnson at (617) 248-4020. Thank you.

Very truly yours,

/s/ Brian J. Carr

Brian J. Carr

cc:
Jeffrey Werbitt (at SEC)
Maryse Mills-Apenteng (at SEC)
Francis J. Cusick
Charles J. Johnson